

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2011

<u>Via E-mail</u>
Dr. Antonius Schuh, Ph.D.
Chief Executive Officer
TrovaGene, Inc.
11055 Flintkote Avenue, Suite B
San Diego, CA 92121

> **Re: TrovaGene, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed November 25, 2011**
> **File No. 000-54556**

Dear Dr. Schuh:

Our preliminary review of your registration statement indicates that it fails in certain material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We note in particular that interim financial statements included in the filing are not current as required by Article 8-08 of Regulation S-X. You will need to amend your filing to provide updated interim financial statements and an updated letter of consent from the company's auditor.

We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Jeffrey J. Fessler
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006